# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Praetorian Acquisition Corp., CIK 0002093912
CUSIP: G7S17G111
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 2 S BISCAYNE BLVD PMB 1004, SUITE #3200, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 01/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001464694

## Reporting persons
- Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV: type of reporting person: other (OO); citizenship or place of organization: Ireland (L2); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Blackstone Alternative Solutions L.L.C.: type of reporting person: other (OO), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Blackstone Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Reflects beneficial ownership as of the date hereof. On January 23, 2026, Reporting Persons beneficially owned 1,900,000 units, each of which consisted of one Class A ordinary share of the Issuer and one third of one redeemable warrant.

## Item 1. Issuer
Name of issuer: Praetorian Acquisition Corp.
Address of issuer's principal executive offices: 2 S Biscayne Blvd, PMB 1004 Suite 3200, Miami, FL 33131

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: Ireland

(ii) Blackstone Alternative Solutions L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iii) Blackstone Holdings I L.P.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iv) Blackstone Holdings I/II GP L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(v) Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vi) Blackstone Group Management L.L.C.
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vii) Stephen A. Schwarzman
c/o Blackstone Inc.
345 Park Avenue
New York, NY 10154
Citizenship: United States
Address of principal business office or, if none, residence: See Item 2(a).
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a)-(c) with respect to each Reporting Person is set forth in Rows 5-11 of the applicable cover page hereto, and is incorporated herein by reference.
As of the date hereof, the Reporting Persons do not beneficially own any of the Class A ordinary shares (the "Shares") of Praetorian Acquisition Corp. (the "Issuer"). As of January 23, 2026, the Reporting Persons held 1,900,000 units (the "Units"), each of which consisted of one Share and one-third of one redeemable warrant representing approximately 6.4% of the Shares outstanding. This filing represents an exit filing for Reporting Persons.

The Shares have no CUSIP number. The CUSIP number for the Issuer's Units is G7S17G111.

Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV was the direct holder of the Units reported herein. Blackstone Alternative Solutions L.L.C. is the investment manager of Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV. Blackstone Holdings I L.P. is the sole member of Blackstone Alternative Solutions L.L.C. Blackstone Holdings I/II GP L.L.C. is the general partner of Blackstone Holdings I L.P. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons expressly declare that the filing of this Schedule 13G shall not be construed as an admission that any such person is or was, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13G held by any other person, and such beneficial ownership is expressly disclaimed.

The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a "group" for the purposes of Sections 13(d) and 13(g) of the Act.
Percent of class: As of the date hereof, the Reporting Persons no longer beneficially own any Shares. As of June 23, 2026, the Reporting Persons beneficially owned 1,900,000 Units representing approximately 6.4% of the Shares outstanding. This filing represents an exit filing for the Reporting Persons.
Sole power to vote or to direct the vote: See the information set forth in Row 5 on each cover page.
Shared power to vote or to direct the vote: See the information set forth in Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See the information set forth in Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See the information set forth in Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT LIST

Exhibit 99.1 Joint Filing Agreement, by and among the Reporting Persons, dated as of January 30, 2026.

## Signatures
- Blackstone Aqua Master Sub-Fund, a sub-fund of Blackstone Global Master Fund ICAV: /s/ Stephen O'Connor, By: Blackstone Alternative Solutions L.L.C., its investment manager, By: Stephen O'Connor, Authorized Signatory (01/30/2026)
- Blackstone Alternative Solutions L.L.C.: /s/ Stephen O'Connor, By: Stephen O'Connor, Authorized Signatory (01/30/2026)
- Blackstone Holdings I L.P.: /s/ Victoria Portnoy, By: Blackstone Holdings I/II GP L.L.C., its general partner, By: Victoria Portnoy, Managing Director - Assistant Secretary (01/30/2026)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (01/30/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (01/30/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary (01/30/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (01/30/2026)